UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 9, 2020

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

September 9, 2020

Mizuho Financial Group, Inc.

Notice regarding the Change in Ratio of ADRs to Common Stock

Mizuho Financial Group, Inc. (President & Group CEO : Tatsufumi Sakai; the “Company”) hereby announces that the Company has decided to change the ratio of American Depositary Receipts (“ADRs”) to its common stock (“Underlying Shares”) for its sponsored ADR program as a result of the share consolidation of its common stock (the “Share Consolidation”) scheduled to take effect on October 1, 2020.

1.	Purpose of the change in the ratio

The Company plans to implement the Share Consolidation on the basis of one post-consolidation share per ten pre-consolidation shares on October 1, 2020, in accordance with the resolution of its 18th ordinary general meeting of shareholders held on June 25, 2020.

Due to the Share Consolidation, the Company will change the ratio of ADRs to Underlying Shares (“Conversion Ratio”), from the current ratio of one ADR to two Underlying Shares to a new ratio of five ADRs to one Underlying Share as of October 1, 2020 (Eastern Standard Time), in order to maintain the continuity of the ADRs’ price level.

2.	Summary of the change in the ratio

(1)	Current Conversion Ratio	:	1 ADR = 2 Underlying Shares
(2)	New Conversion Ratio	:	5 ADRs = 1 Underlying Share
(3)	Effective date of new Conversion Ratio	:	October 1, 2020 (Eastern Standard Time)
(4)	Listed Exchange	:	NYSE
(5)	Ticker Symbol	:	MFG
(6)	U.S. Security Code (CUSIP)	:	60687Y109
(7)	Depositary bank	:	The Bank of New York Mellon (BNY Mellon)

3. Contact for inquiries regarding the Company’s ADR program

Regular mail: BNY Mellon PO Box 505000, Louisville, KY 40233-5000 Overnight/certified/registered delivery: BNY Mellon 462 South 4th Street, Suite 1600, Louisville, KY 40202

TEL (toll free within the U.S.)	:	+1-888-269-2377 (888-BNY-ADRS)
TEL (outside the U.S.)	:	+1-201-680-6825
E-mail	:	shrrelations@cpushareownerservice.com
Website	:	http://www.adrbnymellon.com

Inquiries:

Corporate Communications Department +81-(0)3-5224-2026